SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset High
Income Opportunity Fund Inc. was held on January 27, 2017 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of directors


   Nominees               Votes For          Votes Withheld
  Robert D. Agdern        109,100,451           2,731,292
  Carol L. Colman         109,346,508           2,485,236
  Daniel P. Cronin        109,328,886           2,502,857